FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   October 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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The  following  information  was filed by CEZ, a. s. in Czech  language with the
Prague Stock Exchange as required by its rules and regulations:



                    FURTHER EARLY REPYAMENT OF SHARES IN REAS


Further early repayments in respect of the purchase of shares in the regional utilities (REAS) have been included in the business plan by the Board of Directors of EEZ. Thus, both remaining installments of CZK 3.735 billion will be repaid next year. A week ago, EEZ already made an early repayment in the same amount due in 2006. In total, EEZ has repaid CZK 9.249 billion to the National Property Fund this year.







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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.

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                                                         (Registrant)


Date:  October 23, 2003

                                                        /s/ Libuse Latalova
                                                    By:______________________
                                                           Libuse Latalova
                                                  Head of Finance Administration